Harry S. Palmin	hpalmin@novelos.com

President and CEO

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

450 Fifth Street, N.W.
Washington, D.C. 20549

June 7, 2012

Re:	Novelos Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-180631)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Novelos Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1, as amended (File No. 333-180631) (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:30 p.m., Eastern time, on Thursday, June 7, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Novelos Therapeutics, Inc.

By: /s/ Harry S. Palmin
Harry S. Palmin, President and CEO

Novelos Therapeutics, Inc. One Gateway Center, Suite 504 Newton, MA 02458 617.244.1616 Fax 964.6331